Lincoln Benefit Life Company
1221 N Street, Suite 200
Lincoln, Nebraska 68508
Phone: (888) 674-3667

April 15, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    RE:    Acceleration Request
        Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
        File No. 333-254874
        Principal Underwriter: Allstate Distributors, LLC

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Registration Statement on Form S-1 is hereby requested to May 1, 2021.

Please direct any questions or comments to me at (312) 824-6394. Thank you.

Very truly yours,

LINCOLN BENEFIT LIFE COMPANY

/s/ Erik Braun
Erik Braun
Chief Financial Officer